SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

World Wrestling Entertainment, Inc.
(Name of Issuer)

Class A Common Stock, par value $0.01 per share
(Title of Class of Securities)

98156Q108
(CUSIP Number)

December 31, 2019
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
X	Rule 13d-1(c)
☐	Rule 13d-1(d)

(Page 1 of 12 Pages)

______________________________
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98156Q108	13G/A	Page 2 of 12 Pages
1	NAME OF REPORTING PERSON Lone Pine Capital LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0 shares of Common Stock
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0 shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 98156Q108	13G/A	Page 3 of 12 Pages
1	NAME OF REPORTING PERSON David F. Craver
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0 shares of Common Stock
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0 shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 98156Q108	13G/A	Page 4 of 12 Pages
1	NAME OF REPORTING PERSON Brian F. Doherty
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0 shares of Common Stock
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0 shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 98156Q108	13G/A	Page 5 of 12 Pages
1	NAME OF REPORTING PERSON Mala Gaonkar
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0 shares of Common Stock
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0 shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 98156Q108	13G/A	Page 6 of 12 Pages
1	NAME OF REPORTING PERSON Kelly A. Granat
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0 shares of Common Stock
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0 shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 98156Q108	13G/A	Page 7 of 12 Pages
1	NAME OF REPORTING PERSON Stephen F. Mandel, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0 shares of Common Stock
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0 shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 98156Q108	13G/A	Page 8 of 12 Pages
1	NAME OF REPORTING PERSON Kerry A. Tyler
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0 shares of Common Stock
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0 shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 98156Q108	13G/A	Page 9 of 12 Pages

Item 1(a).	NAME OF ISSUER
World Wrestling Entertainment, Inc. (the "Issuer")

Item 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES
1241 East Main Street
Stamford, CT 06902

Item 2(a).	NAME OF PERSON FILING

This statement is filed by:

Lone Pine Capital LLC, a Delaware limited liability company ("Lone Pine Capital"), which serves as investment manager to Lone Spruce, L.P., a Delaware limited partnership ("Lone Spruce"), Lone Cascade, L.P., a Delaware limited partnership ("Lone Cascade"), Lone Sierra, L.P., a Delaware limited partnership ("Lone Sierra"), Lone Cypress, Ltd., a Cayman Islands exempted company ("Lone Cypress"), and Lone Monterey Master Fund, Ltd., a Cayman Islands exempted company ("Lone Monterey Master Fund", and together with Lone Spruce, Lone Cascade, Lone Sierra, Lone Cypress and Lone Monterey Master Fund, the "Lone Pine Funds"), with respect to the Common Stock directly held by each of the Lone Pine Funds; and

David F. Craver ("Mr. Craver"), Brian F. Doherty ("Mr. Doherty"), Mala Gaonkar ("Ms. Gaonkar"), Kelly A. Granat ("Ms. Granat"), and Kerry A. Tyler ("Ms. Tyler"), each an Executive Committee Member of Lone Pine Managing Member LLC, which is the Managing Member of Lone Pine Capital, with respcet to the Common Stock directly held by each of the Lone Pine Funds.

Stephen F. Mandel, Jr. ("Mr. Mandel"), the managing member of Lone Pine Managing Member LLC, which is the Managing Member of Lone Pine Capital, with respect to the Common Stock directly held by each of the Lone Pine Funds.

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons".  Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE
The address of the business office of each of the Reporting Persons is Two Greenwich Plaza, Greenwich, Connecticut 06830.

Item 2(c).	CITIZENSHIP
Lone Pine Capital is a limited liability company organized under the laws of the State of Delaware. Mr. Mandel is a United States citizen.

Item 2(d).	TITLE OF CLASS OF SECURITIES
Class A Common Stock, par value $0.01 per share (the "Common Stock")

Item 2(e).	CUSIP NUMBER
98156Q108

CUSIP No. 98156Q108	13G/A	Page 10 of 12 Pages

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO Rules 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act;
(b)	☐	Bank as defined in Section 3(a)(6) of the Act;
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;
(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: ____________________

Item 4.	OWNERSHIP

A.  Lone Pine Capital LLC, David F. Craver, Brian F. Doherty, Mala Gaonkar, Kelly A. Granat, Stephen F. Mandel, Jr. and Kerry A. Tyler

(a) Amount beneficially owned: 0 shares of Common Stock
(b) Percent of class: 0.0%.  The percentages set forth in this Item 4 and in the rest of this Schedule 13G/A are based upon a total of 46,211,631 shares of Common Stock reported to be outstanding by the Issuer as of February 4, 2020 in its Annual Report on Form 10-K filed on February 7, 2020.
(c)(i) Sole power to vote or direct the vote: -0-
(ii) Shared power to vote or direct the vote: 0 shares of Common Stock
(iii) Sole power to dispose or direct the disposition: -0-
(iv) Shared power to dispose or direct the disposition: 0 shares of Common Stock

CUSIP No. 98156Q108	13G/A	Page 11 of 12 Pages

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON
Not applicable.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON
Not applicable

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP
Not applicable

Item 9.	NOTICE OF DISSOLUTION OF GROUP
Not applicable

Item 10.	CERTIFICATION

Each of the Reporting Persons hereby makes the following certification:

By signing below each Reporting Person certifies that, to the best of his or its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 98156Q108	13G/A	Page 12 of 12 Pages

SIGNATURES
After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
DATE:  February 14, 2020

By: /s/ David F. Craver
David F. Craver, individually and as an
Executive Committee Member of Lone Pine Managing Member LLC, as Managing Member of Lone Pine Capital LLC

By: /s/ Brian F. Doherty
Brian F. Doherty, individually and as an
Executive Committee Member of Lone Pine Managing Member LLC, as Managing Member of Lone Pine Capital LLC

By: /s/ Mala Gaonkar
Mala Gaonkar, individually and as an
Executive Committee Member of Lone Pine Managing Member LLC, as Managing Member of Lone Pine Capital LLC

By: /s/ Kelly A. Granat
Kelly A. Granat, individually and as an
Executive Committee Member of Lone Pine Managing Member LLC, as Managing Member of Lone Pine Capital LLC

By: /s/ Stephen F. Mandel, Jr.
Stephen F. Mandel, Jr., individually and as
Managing Member of Lone Pine Managing Member LLC, as Managing Member of Lone Pine Capital LLC

By: /s/ Kerry A. Tyler
Kerry A. Tyler, individually and as an
Executive Committee Member of Lone Pine Managing Member LLC, as Managing Member of Lone Pine Capital LLC